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                             January 11, 2024

       John Passalacqua
       Chief Executive Officer
       First Phosphate Corp.
       1055 West Georgia Street
       1500 Royal Centre, P.O. Box 11117
       Vancouver, British Columbia
       V6E 4N7

                                                        Re: First Phosphate
Corp.
                                                            Registration
Statement on Form 20-F
                                                            Filed December 15,
2023
                                                            File No. 000-54260

       Dear John Passalacqua:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F filed December 15, 2023

       We are subject to risks arising from epidemic diseases, such as the COVID-19 pandemic., page
       16

   1. Please update this risk factor to describe the current state of risk from the COVID-19 pandemic to your
business. For example we note that, as of January 2024, there do not appear to be "a large
number of temporary business closures, quarantines, and a general reduction in consumer
activity in a number of countries," nor "travel, gathering and other public health
restrictions."
       Information on the Company, page 19

   2. We note that you disclose various details pertaining to a preliminary economic assessment
                                                        (PEA) in the
second-to-last paragraph on page 19, the third paragraph on page 20, and the second paragraph on
page 21, including production rates and economic indicators such as
                                                        IRR and NPV, and an
assertion that "The PEA provides a viable case for developing the
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FirstName  LastNameJohn  Passalacqua
First Phosphate Corp.
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         Property...."

         We understand that your PEA is based on guidance in Canadian National Instrument 43-
         101. However, the property related disclosures in your registration statement must be supported by a technical report summary as outlined in Item 601(b)(96) and as referenced in Item 1302(b)(1) of Regulation S-K; these requirements are applicable pursuant to
         Instruction 3 to Item 4 of Form 20-F. Although you have filed a technical report summary at Exhibit 17.1, it appears that the qualified persons have opted to exclude the economic analysis and related content that would be necessary to support the disclosures referenced above.

         Please either obtain a revised technical report summary from the qualified persons that includes the economic analysis and related content or remove disclosures associated with the PEA that are not also supported by the technical report summary.
3. Please address the inconsistency between your disclosure on page 23, stating that the Lac
         Original property has no current resources, and your disclosure of mineral resources for this property on page 33.
4. We note that your Summary Disclosure on page 25 is limited to a list of three exploration properties.

         Please expand this section of your filing to include a map of all properties, an overview of your three mining properties and operations, and a summary of any mineral resources and mineral reserves, to comply with Item 1303(b) of Regulation S-K.
5. Please expand the disclosures pertaining to your material property to include descriptions of (i) the present condition of the property, (ii) the work that you have completed on the property, including process testing, and (iii) your proposed program of exploration to comply with Item 1304(b)(2)(i) of Regulation S-K.
6. Please revise your mineral resource table to include the date and point of reference to comply with Item 1304(d)(1) of Regulation S-K.
7. Please include the information regarding internal controls that are used in your exploration and mineral resource and reserve estimation efforts to comply with
Item 1305 of
         Regulation S-K.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES, page 45

8. Please disclose here, or in another appropriate location in your filing, the function(s) and members of your advisory board. We note references to same at pages 19, 20, and 43.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details, page 52

9. Please revise your disclosure in this section to specify the OTC Market tier to which you
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FirstName  LastNameJohn  Passalacqua
First Phosphate Corp.
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         intend to apply for quotation. In addition, in an appropriate location in your filing please indicate the steps that you will need to take in order to achieve such quotation.
Exhibits
Exhibit 17.1 - Technical Report Summary, page 72

10. The comments under this heading pertain to the technical report summary that you have filed in support of certain mineral property disclosures. You will need to discuss the comments with the qualified persons involved in preparing that report. We expect that you will need to obtain and file a revised technical report summary to resolve various concerns though suggest that you provide us with the draft revisions proposed by the qualified persons for review in advance.
11. We note that Mr. Antoine Yassa is identified in Sections 1.7, 2.2, 2.3, 11.1, 22 and 26 as the qualified person overseeing all of the work associated with the technical report summary and there are similar references to him as the qualified person on pages 5, 28 and 68 of the registration statement. However, the title to Exhibit
15.2 on page 72 of the
         registration statement indicates you are filing a consent from P&E Mining Consultants
         Inc., although Mr. Antoine Yassa has signed the consent.

         Based on these observations, it appears that you should correct your labeling of Exhibit
         15.2 to be consistent with the various representations regarding the qualified person as referenced above, since P&E Mining Consultants Inc. is not otherwise identified as the qualified person.
12. The technical report summary must include the information about mineral processing and metallurgical testing required under Item 601(b)(96)(iii)(B)(10)(ii) and (v) of Regulation
         S-K.

         Specifically, the qualified persons should (i) describe the degree to which the test samples are representative of the various types and styles of mineralization and the mineral deposit as a whole, and (ii) express their opinion on the adequacy of the data for the purposes used in the technical report summary.
13. We note disclosures in Sections 1.10 and 11.13 indicating that the qualified person has assumed a US$200/t price of P2O5 in the cut-off grade calculation.

         The qualified person should also report the reasons for selecting the price, and the material assumptions underlying the selection to comply with Item
601(b)(96)(iii)(B)(11)(iii) of
         Regulation S-K.

         Such disclosures should include any source references for the selected price, and a description of the assumed saleable product, such as concentrates or other.
14. Tell us how the 2.5% cut off grade reconciles with the information about pricing, process recovery, and unit costs disclosed on page 115 of the technical report summary; and
 John Passalacqua
First Phosphate Corp.
January 11, 2024
Page 4
         describe any incremental details the qualified person proposes to clarify these associations.
15. The technical report summary must include the information about mineral resource estimates required under Item 601(b)(96)(iii)(B)(11)(v) and (vii) of Regulation S-K.

         Specifically, the qualified persons should (i) discuss uncertainty in the estimates of inferred, indicated, and measured mineral resources, to include identifying the sources of uncertainty and explaining how they were considered in the uncertainty estimates, and (ii)
         express their opinion about whether all issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved.
Exhibits

16. We note your disclosure at page 51 indicating the Company has director and management service agreements with each of its directors and officers. Please file such agreements as exhibits to your registration statement or provide an analysis explaining why this is not necessary. For guidance, refer to Instruction 4(c) As To Exhibits to Form 20-F.
General

17. We note you have indicated on the cover page and elsewhere in your filing that you qualify as an "emerging growth company." However, we also note that a registration statement on Form S-1 (333-167277) was effective prior to December 8, 2011, and that, on April 5, 2016, the Commission, pursuant to its authority under
Section 12(j) of the
         Exchange Act of 1934, revoked the registration of your securities registered pursuant to
         Section 12 of the Exchange Act. Please provide us with your legal analysis as to why you qualify as an emerging growth company or revise your registration statement to reflect that you are not an emerging growth company. For guidance, please refer to Questions 2 and 54 of the "Jumpstart Our Business Startups Act Frequently Asked Questions."
18. The Form 20-F registration statement will become automatically effective 60 days from the date you filed it with the Commission. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. As a voluntary filing,
FirstName LastNameJohn Passalacqua
       you may withdraw the filing so that it does not become effective in a deficient form.
Comapany    NameFirst
       Please           Phosphate
               contact us           Corp.
                          if you need to discuss this alternative. For
reference, see Questions
January116.04  - 116.06
         11, 2024 Page 4of the Exchange Act Sections Compliance and Disclosure Interpretations.
FirstName LastName
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FirstName  LastNameJohn  Passalacqua
First Phosphate Corp.
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January
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or
Mark
Wojciechowski, Staff Accountant, at 202-551-3759 if you have questions regarding comments on the financial statements and related matters. For questions regarding the engineering comments, please contact John Coleman, Mining Engineer, at 202-551-3610. Please contact Liz
Packebusch, Staff Attorney, at 202-551-8749 or Kevin Dougherty, Staff Attorney, at 202-551-
3271 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Daniel Nauth